EXHIBIT 99.3
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility
(PDMR) / Key Management Personnel (KMP)
2 May 2024
As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto
Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the
London Stock Exchange (LSE).
UK Share Plan (UKSP)
The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year.
On 30 April 2024, the following PDMR / KMP were awarded Free Shares under the UKSP.

Security	Name of PDMR / KMP	Number of shares awarded	Price per share GBP
Rio Tinto plc	Baatar, Bold	65	54.57
Rio Tinto plc	Cunningham, Peter	65	54.57
Rio Tinto plc	Stausholm, Jakob	65	54.57
FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock
Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com
Notice to ASX/LSE2 / 2